UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2017

Commission File Number: 001-15152

SYNGENTA AG

(Translation of registrant’s name into English)

Schwarzwaldallee 215

4058 Basel

Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Re:	SYNGENTA AG

Disclosure:	“Syngenta and plaintiffs reach pending settlement in corn traits launch litigation”

Herewith we furnish a press release related to Syngenta AG. The full text of the press release is the following:

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Syngenta International AG Media Office CH-4002 Basel Switzerland Tel: +41 61 323 2323 Fax: +41 61 323 2424 www.syngenta.com	Media contacts: Leandro Conti Switzerland +41 61 323 2323 Paul Minehart USA +1 202 737 8913	Analyst/Investor contacts: Andy McConville Switzerland +41 61 323 5059 USA +1 202 737 6521

Syngenta and plaintiffs reach pending settlement in corn traits launch litigation

WASHINGTON, D.C., USA, September 25, 2017 – Plaintiffs and defendants in the Syngenta MIR 162 Corn Litigation have reached a pending settlement to resolve litigation concerning the launch of Syngenta’s Agrisure Viptera and Agrisure Duracade corn traits.

The settlement, which is subject to court approval, would establish a settlement fund for the submission of claims by eligible claimants who contracted to price corn or corn by-products after September 15, 2013. Information concerning the settlement fund, claims process, and other details will become available after the parties execute and submit the proposed settlement agreement and other papers to the court later this year.

The proposed settlement would allow both sides to avoid the uncertainty of ongoing litigation. The settlement does not constitute an admission by either side concerning the merits of the parties’ allegations and defenses.

About Syngenta

Syngenta is a leading agriculture company helping to improve global food security by enabling millions of farmers to make better use of available resources. Through world class science and innovative crop solutions, our 28,000 people in over 90 countries are working to transform how crops are grown. We are committed to rescuing land from degradation, enhancing biodiversity and revitalizing rural communities. To learn more visit www.syngenta.com and www.goodgrowthplan.com. Follow us on Twitter at www.twitter.com/Syngenta and www.twitter.com/SyngentaUS.

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Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract there for.

©2017 Syngenta, 1775 Pennsylvania Avenue, N.W., Washington, D.C. 20006. The Syngenta logo is a trademark of a Syngenta Group Company

Syngenta – September 25, 2017 / Page 1 of 1

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
SYNGENTA AG

Date:	September 26, 2017	By:	/s/ Brigitte Benz
			Name:	Brigitte Benz
			Title:	Head Shareholder Services & Group Administration

		By:	/s/ Tobias Meili
			Name:	Dr. Tobias Meili
			Title:	Head Corporate Legal Affairs